SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. )*
                                   of
                       Tweedy, Browne Company LLC


                              SCHEDULE 13D
                            (Amendment No. )*

                                  of
                            TBK Partners, L.P.


                               SCHEDULE 13D
                           (Amendment No. )*
                                  of
                         Vanderbilt Partners, L.P.


                   Under the Securities Exchange Act of 1934
                            Regal-Beloit Corp.
                            (Name of Issuer)


                      Common Stock, Par Value $.01 per Share
                        (Title of Class of Securities)

                                758750103
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                               August 29, 2000
               (Date of Event which Required Filing of this Statement)








If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  758750103
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 883,638 shares held in certain TBC
                                   accounts (as hereinafter  defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                    vote certain shares as more fully set
                                    forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the
                                   members of TBC  may be deemed to have
                                   sole power to vote certain shares as more
                                   fully set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                   935,378 shares held in accounts of TBC
                                   (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         935,378 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         4.46%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  758750103
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, L.P. ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [ x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       95,120 shares, except that the
                                       the general partners in TBK,
                                       solely by reason of their positions
                                       as such, may be deemed to have
                                       shared power to vote these shares.

Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                   -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       95,120 shares, except that the
                                       general partners in TBK, solely
                                       by reason of their positions as such,
                                       may be deemed to have shared
                                       power to vote these shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares

----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          95,120 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0.45%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

CUSIP No. 758750103
----------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [X]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                              [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
----------------------------------------------------------------------------
                       (7)   Sole Voting Power
                                 19,980 shares, except that the general
                                 partners in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares     ------------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by each                  0 shares
Reporting Person     ------------------------------------------------------
With:                        (9)   Sole Dispositive Power
                                  19,980 shares, except that the general
                                  partners in Vanderbilt, solely by
                                  reason of their positions as such, may
                                  be deemed to have shared power to
                                  vote these shares.
                     -------------------------------------------------------

                        (10)   Shared Dispositive Power
                                   0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         19,980 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                              [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0.10%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

PRELIMINARY NOTE

      This Statement on Schedule 13D (the "Statement") is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company LLC ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt"), which group may be deemed to be beneficial owner in the aggregate of in excess of 5% of the Common Stock of Regal-Beloit Corp. (the "Company"). However, the filing of this Schedule 13D should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

ITEM 1.  SECURITY AND ISSUE

         This Statement relates to the Common Stock, $.01 par value (the "Common Stock") of Regal-Beloit Corp. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Wisconsin, with its principal executive offices located at 200 State Street, Beloit, WI 53511-6254.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) The persons filing this Statement are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK") a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC, TBK and Vanderbilt that this Statement is filed on behalf of each of them. The filing of this Statement should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         This Statement contains information regarding shares of Common
Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         The general partners of TBK are Christopher H. Browne, William H. Browne, and John D. Spears (the "TBK General Partners"). The general partners of Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "Vanderbilt General Partners"). The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. (the "TBC Members") and AMG/TBC Holdings Inc. ("Holdings"). By reason of their positions as such, the TBC Members may be deemed to control TBC and the TBK and Vanderbilt General Partners may be deemed to control TBK and Vanderbilt, respectively.

     (b) The business address of each of TBC, TBK, Vanderbilt, the General Partners and the TBC members is 350 Park Avenue, New York, NY 10022.

     (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

      TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

      Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

      The present principal occupation of each of the TBK General Partners is serving as such for TBK. The present principal occupation of the TBC Members is serving as such for TBC. The present principal occupation of each of the Vanderbilt General Partners is serving as such for Vanderbilt. Holdings is wholly owned by Affiliated Managers Group, Inc., a Boston-based holding company which makes equity investments in investment management firms, in which management personnel retain a significant interest in the profits of the business. The principal business address of each of TBC and TBK is set forth above.

      (d) None of TBC, TBK, Vanderbilt, nor any TBK General Partner, Vanderbilt General Partner, or Member has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of TBC, TBK, Vanderbilt, nor any TBK General Partner, Vanderbilt General Partner, or TBC Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

     (f) Each of TBK and Vanderbilt is a Delaware limited partnership. TBC is a Delaware limited liability company. Each of the TBK General Partners, the Vanderbilt General Partners and TBC Members is a citizen of the United States of America, with the exception of Holdings, which is a Delaware Corporation.

ITEM 3.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      As of the date hereof, the number of shares with respect to which TBC may be deemed to be beneficial owner is 935,378 shares of Common Stock (the "TBC Shares"). Such shares are held in the accounts of various customers of TBC with respect to which TBC has obtained investment discretion and sole or shared voting authority (the TBC "Accounts"). All of the TBC Shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $ 16,834,520.

      The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing. It is expected that the funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds borrowed pursuant to margin accounts maintained at U.S. Clearing. Borrowings made by certain TBC accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at The Bank of New York, New York, New York, depending upon the amount of outstanding borrowings at any given time.

      As of the date hereof, TBK beneficially owns directly 95,120 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $1,664,307.

      It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

      TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank of in the amount $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time to Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit and Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit & Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowing from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

      As of the date hereof, Vanderbilt beneficially owns directly 19,980 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $321,722.

      It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit and Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of TBC, TBK and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of Schedule 13D, except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Shares, the TBK Shares and the Vanderbilt Shares respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Currently, TBC, TBK and Vanderbilt intend to acquire additional shares of Common Stock in the open market, depending upon price of the Common Stock from time to time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 935,378 shares of Common Stock, which constitutes approximately 4.46% of the 20,989,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

        Also included in the TBC shares are 245 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a TBC Member and is also a TBK General Partner and a Vanderbilt General Partner.

        As of the date hereof, TBK beneficially owns directly 95,120 shares of Common Stock, which constitutes approximately 0.45% of the 20,989,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

       As of the date hereof, Vanderbilt beneficially owns directly 19,980 shares of Common Stock, which constitutes approximately 0.10% of the 20,989,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

      Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,050,478 shares, which constitutes approximately 5.01% of the 20,989,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding. Nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which Messrs. Christopher and William Browne and John D. Spears may be deemed to be the beneficial owner by reason of their being a Member of TBC and a general partner in TBK and Vanderbilt, respectively, is 1,050,478 shares, which constitutes approximately 5.01% of the 20,989,000 shares of Common Stock outstanding. Each of Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings, by reason of their positions as a TBC member, may be deemed to be the beneficial owner of 935,378 shares of Common Stock, which constitutes approximately 4.46% of the 20,989,000 shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

    (b) TBC has investment discretion with respect to 935,378 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 883,638 shares of Common Stock held in certain TBC Accounts.

        Each of the TBC Members, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 883,638 shares of Common
Stock held in certain TBC Accounts.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the TBK General Partners, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the Vanderbilt General Partners, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

       ( c) Transactions in Common Stock effected by TBC, TBK and Vanderbilt during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                   NO. OF SHARES     NO. OF SHARES     PRICE
PERSON          DATE        PURCHASED         SOLD              PER SHARE
TBC Accounts    08/01/00    10,000                               $ 15.911800
                08/03/00    9,200                                $ 15.9090
                08/04/00    139,890                              $ 16.000
                08/08/00    575                                  $ 16.796900
                08/17/00                        450              $ 16 7/8
                08/18/00                        170              $ 16 3/4
                08/22/00    74,000                               $ 16.0000
                08/23/00    2,455                                $ 16 3/8
                08/29/00      315                                $ 17

TBK:            08/04/00    45,480                               $ 16.000
                08/08/00    15,425                               $ 16.796900
                08/23/00    6,245                                $ 16 3/8

Vanderbilt:     08/04/00    18,205                               $ 16.000



      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

       To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the TBK General Partners may be deemed to have such rights and powers solely by reason of being general partners in TBK.

       To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the Vanderbilt General Partners may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

       (e)        Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Except as otherwise described herein, none of TBC, TBK, Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in Item 2 hereof, has any contact, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 99.1- - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                SIGNATURE

       Each of Tweedy, Browne Company LLC ("TBC") TBK Partners, L.P. ("TBK")and Vanderbilt Partners, L.P. ("Vanderbilt") after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.


                                           TWEEDY, BROWNE COMPANY LLC

                                           By:  /s/ Christopher H. Browne
                                           --------------------------------
                                                Christopher H. Browne
                                                Member


                                           TBK PARTNERS, L.P.

                                           By:  /s/ Christopher H. Browne
                                           --------------------------------
                                                Christopher H. Browne
                                                General Partner


                                           VANDERBILT PARTNERS, L.P.

                                           By :  /s/ Christopher H. Browne
                                           --------------------------------
                                                 Christopher H. Browne
                                                 General Partner






Dated:   August 29, 2000

                                EXHIBIT 99.1

           AGREEMENT dated as of August 29, 2000 among Tweedy, Browne Company L.L.C., a Delaware limited liability company ("TBC"), TBK Partners L.P., a Delaware limited partnership ("TBK"), and Vanderbilt Partners, L.P., a Delaware limited partnership ("Vanderbilt").

                                WITNESSETH:

           WHEREAS, TBC, TBK and Vanderbilt may be deemed to have acquired, in the aggregate, beneficial ownership of more than five percent of the Common Stock (the "Common Stock") of Regal-Beloit Corp.(the "Company") and

           WHEREAS, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act"), a Statement on Schedule 13D must be filed by any person who acquires more than five percent of registered equity securities; and

           WHEREAS, in accordance with Rule 13d-1(f)of the Act, only one such Statement need be filed whenever two or more persons are required to file such a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement is filed on behalf of each of them.

           NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

           TBC, TBK and Vanderbilt do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Statement on Schedule 13D relating to their ownership of the Common Stock, and do hereby further agree that said Statement shall be filed on behalf of each of TBC, TBK and Vanderbilt.
Nothing herein, however, shall be, or shall be deemed to be, an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules and regulations promulgated thereunder) with respect to any securities of the Company.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


TWEEDY, BROWNE COMPANY LLC                       TBK Partners, L.P.

By /s/ Christopher H. Browne                     By /s/ Christopher H. Browne
   ---------------------------                      -------------------------
   Christopher H. Browne                            Christopher H. Browne
   Member                                           General Partner

VANDERBILT PARTNERS LLC

By /s/ Christopher H. Browne
   --------------------------
   Christopher H. Browne
   General Partner